SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2010

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442, 333-155444
and 333-164091.

                                 RADVision Ltd.

                                EXPLANATORY NOTE

The following exhibits are attached:

99.1 Press Release re RADVISION Launches New High Definition Video Conferencing Room System - SCOPIA XT1000 dated April 19, 2010

99.2 Press Release re Global Conferencing Solutions Selects RADVISION's SCOPIA Elite MCU for HD Multipoint Bridging Service dated
         April 20, 2010

99.3 Press Release re RADVISION To Showcase New SCOPIA XT1000 High Definition Video Conferencing Room System at Interop 2010 in Las Vegas dated April 26, 2010

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                   (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: May 4, 2010

                                  EXHIBIT INDEX



EXHIBIT NO.             DESCRIPTION
----------              -----------

   99.1 Press Release re RADVISION Launches New High Definition Video Conferencing Room System - SCOPIA XT1000 dated April 19, 2010

   99.2 Press Release re Global Conferencing Solutions Selects RADVISION's SCOPIA Elite MCU for HD Multipoint Bridging Service dated April 20, 2010

   99.3 Press Release re RADVISION To Showcase New SCOPIA XT1000 High Definition Video Conferencing Room System at Interop 2010 in Las Vegas dated April 26, 2010